OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response 2.50
SEC FILE NUMBER 000-50617

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

(Check one):	Form 10-K Form 20-F  Form 11-K ☒ Form 10-Q  Form 10-D  Form N-SAR  Form N-CSR
NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2008
	Transition Report on Form 10-K
	Transition Report on Form 20-F
	Transition Report on Form 11-K
	Transition Report on Form 10-Q
	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PDC 2003-C Limited Partnership
Full Name of Registrant

120 Genesis Blvd
Address of Principal Executive Office (Street and Number)

Bridgeport, WV 26330
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or  portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We have determined that we are unable to file our Form 10-Q for the quarterly period ended March 31, 2008, by the May 15, 2008, due date or by May 20, 2008.  Therefore, we have not requested the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission (the "SEC").

We are not able to file a timely Form 10-Q for the quarterly period ended March 31, 2008, because we have not completed required financial statements for previous reporting periods.  In November 2005, we determined that our previously issued financial statements for the year ended December 31, 2004, and for the interim periods ended March 31 and June 30, 2005, should no longer be relied upon.  More information regarding the 2004 restatement and our initial efforts to file our comprehensive 2005 10-K including quarterly financial information can be found in our Current Report on Form 8-K filed with the SEC on November 15, 2005 and our Form 12b-25’s filed with the SEC on April 3, 2006 and August 15, 2006.

In March 2007, prior to completing the 2005 financial statements which would have included the restatement of prior periods,  in connection with the audit of our managing general partner's 2006 financial statements, the managing general partner, along with its independent accounting firm, identified that the managing general partner had over withheld production taxes from revenue distributions made to its 75 drilling partnerships' limited partners between 2001 and 2006, including our limited partners.  We have not filed financial statements as we are continuing to evaluate the impact of this event on our financial statements.

The managing general partner has undertaken an evaluation of its accounting and reporting processes and has developed a plan to bring us current with our SEC reporting obligations.  Our current plan is to file a single Form 10-K containing information for all delinquent periods through December 31, 2007, by December 31, 2008.  Following this filing, our plan is to make additional appropriate filings to address our SEC reporting requirements for 2008.  Our current plan is to be in full compliance with our periodic reporting requirements by March 31, 2009.  We have discussed these plans with the staff of the Division of Corporation Finance.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Darwin L. Stump Chief Accounting Officer Petroleum Development Corporation, Managing General Partner	304	808-6249
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).          Yes    No ☒

Form 10-K for the year ended December 31, 2005
Form 10-Q for the quarter ended March 31, 2006
Form 10-Q for the quarter ended June 30, 2006
Form 10-Q for the quarter ended September 30, 2006
Form 10-K for the year ended December 31, 2006
Form 10-Q for the quarter ended March 31, 2007
Form 10-Q for the quarter ended June 30, 2007
Form 10-Q for the quarter ended September 30, 2007
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended March 31, 2008

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?           Yes   No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PDC 2003-C Limited Partnership
____________________________
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2008	By	/s/Richard W. McCullough
Richard W. McCullough, President and Chief Financial Officer of Petroleum Development Corporation, the Managing General Partner